CLECO CORPORATE HOLDINGS LLC	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges (Unaudited)
	SUCCESSOR(1)					PREDECESSOR(2)
(THOUSANDS, EXCEPT RATIOS)	FOR THE NINE MONTHS ENDED SEPT. 30, 2018		FOR THE TWELVE MONTHS ENDED DEC. 31, 2017		APR. 13, 2016 - DEC. 31, 2016	JAN. 1, 2016 - APR. 12, 2016	FOR THE TWELVE MONTHS ENDED DEC. 31, 2015		FOR THE TWELVE MONTHS ENDED DEC. 31, 2014
Net income (loss)	$84,060		$138,080		$(24,113)	$(3,960)	$133,669		$154,739
Income tax expense (benefit)	21,947		7,079		(22,822)	3,468	77,704		67,116
Undistributed equity loss from investees	—		—		—	—	7		—
Amortization of capitalized interest	—		—		—	—	—		77
Total fixed charges (from below)	99,654		126,303		91,338	22,547	79,795		76,163
Total earnings	$205,661		$271,462		$44,403	$22,055	$291,175		$298,095
Fixed charges
Interest	$93,570		$118,775		$87,315	$21,491	$75,535		$71,959
Amortization of debt expense, premium, net	4,489		6,425		3,537	839	3,342		3,227
Portion of rentals representative of an interest factor(3)	745		1,062		362	146	572		489
Interest of capitalized lease	850		41		124	71	346		488
Total fixed charges	$99,654		$126,303		$91,338	$22,547	$79,795		$76,163
Ratio of earnings to fixed charges	2.06	x	2.15	x	(4)	(4)	3.65	x	3.91	x
(1) Successor is the post-merger activity of Cleco. Cleco has accounted for the Merger transaction by applying the acquisition method of accounting. The successor period is not comparable to the predecessor period.
(2) Predecessor is the pre-merger activity of Cleco. Cleco has accounted for the Merger transaction by applying the acquisition method of accounting. The predecessor period is not comparable to the successor period.
(3) Interest portion of rental expenses, that cannot be imputed, is estimated to equal 11% of such expense, and the imputed interest portion of rental expenses is calculated between 3.62% and 6.08% of such expenses, which are considered reasonable approximations of the interest factors.
(4) Earnings were inadequate to cover fixed charges. The earnings did not cover the fixed charges by $46.9 million and $0.5 million for the successor period April 13, 2016, through December 31, 2016, and the predecessor period January 1, 2016, through April 12, 2016, respectively.